Exhibit 99.1

CIBC announces fourth quarter and fiscal 2022 results

CIBC’s 2022 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. Our 2022 Annual Report is available on SEDAR at www.sedar.com. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – December 1, 2022 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2022.

“In 2022, we delivered solid financial performance and furthered the strong momentum across our bank through the execution of our client-focused strategy, thanks to the efforts of our CIBC team who live our purpose each day – to help make your ambition a reality,” said Victor Dodig, President and CEO, CIBC. “We enter the new fiscal year as a modern, relationship-oriented bank with a strong capital position and focus on growing in key client segments, elevating the client experience, and investing in future differentiators that build long-term competitive advantages. Our bank is well-diversified and resilient, and our proven ability to navigate in an uncertain operating environment will enable us to continue to deliver value to our stakeholders and contribute meaningfully to a more sustainable future,” concluded Mr. Dodig.

Fourth quarter highlights

	Q4/22	Q4/21	Q3/22	YoY Variance	QoQ Variance

Revenue	$5,388 million	$5,064 million	$5,571 million	+6%	-3%

Reported Net Income	$1,185 million	$1,440 million	$1,666 million	-18%	-29%

Adjusted Net Income (1)	$1,308 million	$1,573 million	$1,724 million	-17%	-24%

Adjusted pre-provision, pre-tax earnings (1)	$2,072 million	$2,109 million	$2,465 million	-2%	-16%

Reported Diluted Earnings Per Share (EPS) (2)	$1.26	$1.54	$1.78	-18%	-29%

Adjusted Diluted EPS (1)(2)	$1.39	$1.68	$1.85	-17%	-25%

Reported Return on Common Shareholders’ Equity (ROE) (3)	10.1%	13.4%	14.6%

Adjusted ROE (1)	11.2%	14.7%	15.1%

Common Equity Tier 1 (CET1) Ratio (4)	11.7%	12.4%	11.8%

CIBC’s results for the fourth quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.13 per share:

●	$91 million ($67 million after-tax) increase in legal provisions;
●	$37 million ($27 million after-tax) charge related to the consolidation of our real estate portfolio;
●	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets; and
●

$12 million ($8 million after-tax) in acquisition and integration-related costs as well as purchase accounting adjustments(5) associated with the acquisition of the Canadian Costco credit card portfolio.

For the year ended October 31, 2022, CIBC reported net income of $6.2 billion and adjusted net income(1) of $6.6 billion, compared with reported net income of $6.4 billion and adjusted net income(1) of $6.7 billion for 2021, and adjusted pre-provision, pre-tax earnings(1) of $9.4 billion, compared with $8.8 billion for 2021.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(3)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” section of our 2022 Annual Report available on SEDAR at www.sedar.com.

(5)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables.

The following table summarizes our performance in 2022 against our key financial measures and targets, set over the medium term, which we define as three to five years, assuming a normal business environment and credit cycle.

Financial Measure	2022 Target	2022 Reported Results	2022 Adjusted Results (2)

Diluted EPS growth (3)	5%–10% annually (1)	$6.68, down 4% from 2021 3-year CAGR(4) = 6.1% 5-year CAGR = 3.5%	$7.05, down 2% from 2021 3-year CAGR = 5.8% 5-year CAGR = 4.9%

ROE (5)	At least 15% (1)	14.0% 3-year average = 13.4% 5-year average = 14.2%	14.7% 3-year average = 14.4% 5-year average = 15.2%

Operating leverage (5)	Positive (1)	(1.9)%, a decrease of 720 basis points from 2021 3-year average = (0.2)% 5-year average = 0.1%	(1.9)%, a decrease of 260 basis points from 2021 3-year average = (0.6)% 5-year average = 0.5%

CET1 ratio	Strong buffer to regulatory requirement	11.7%

Dividend payout ratio (5)	40%–50% (1)	48.8% 3-year average = 53.8% 5-year average = 51.3%	46.3% 3-year average = 48.9% 5-year average = 47.4%

Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling three- and five-year period	CIBC: S&P/TSX Composite Banks Index:	3-year 5-year 28.5% 40.2% 29.0% 40.6%

Core business performance

F2022 Financial Highlights

(C$ million)	F2022	F2021	YoY Variance

Canadian Personal and Business Banking

Reported Net Income	$2,249	$2,494	down 10%

Adjusted Net Income (2)	$2,396	$2,503	down 4%

Pre-provision, pre-tax earnings (2)	$3,934	$3,736	up 5%

Adjusted pre-provision, pre-tax earnings (2)	$4,039	$3,748	up 8%

Canadian Commercial Banking and Wealth Management

Reported Net Income	$1,895	$1,665	up 14%

Adjusted Net Income (2)	$1,895	$1,665	up 14%

Pre-provision, pre-tax earnings (2)	$2,598	$2,227	up 17%

Adjusted pre-provision, pre-tax earnings (2)	$2,598	$2,227	up 17%

U.S. Commercial Banking and Wealth Management

Reported Net Income	$760	$926	down 18%

Adjusted Net Income (2)	$810	$976	down 17%

Pre-provision, pre-tax earnings (2)	$1,129	$1,073	up 5%

Adjusted pre-provision, pre-tax earnings (2)	$1,197	$1,141	up 5%

Capital Markets

Reported Net Income	$1,908	$1,857	up 3%

Adjusted Net Income (2)	$1,908	$1,857	up 3%

Pre-provision, pre-tax earnings (2)	$2,564	$2,403	up 7%

Adjusted pre-provision, pre-tax earnings (2)	$2,564	$2,403	up 7%

(1)	Based on adjusted results. Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(3)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(4)	The 3-year compound annual growth rate (CAGR) is calculated from 2019 to 2022 and the 5-year CAGR is calculated from 2017 to 2022.
(5)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.

CIBC Fourth Quarter 2022 News Release	2

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2022, CIBC maintained its capital strength and sound risk management practices:

●	Capital ratios were strong, with a CET1 ratio(1) of 11.7% as noted above, and Tier 1(1) and Total capital ratios(1) of 13.3% and 15.3%, respectively, at October 31, 2022;
●	Market risk, as measured by average Value-at-Risk, was $8.7 million in 2022 compared with $7.6 million in 2021;
●	We continued to have solid credit performance, with a loan loss ratio(2) of 14 basis points compared with 16 basis points in 2021;
●	Liquidity Coverage Ratio(1) was 129% for the three months ended October 31, 2022; and
●	Leverage Ratio(1) was 4.4% at October 31, 2022.

CIBC announced an increase in its quarterly common share dividend from $0.83 per share to $0.85 per share for the quarter ending January 31, 2023.

(1)

Our capital ratios are calculated pursuant to the OSFI’s CAR Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and liquidity coverage ratio is calculated pursuant to OSFI’s Liquidity Adequacy Requirements Guideline, all of which are based on the BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2022 Annual Report available on SEDAR at www.sedar.com.

(2)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.

Credit quality

Provision for credit losses was $436 million for the fourth quarter, up $358 million or 459% from the same quarter last year. The current quarter included a provision for credit losses on performing loans of $217 million mainly due to an unfavourable change in our economic outlook, while the same quarter last year included a provision reversal of $34 million reflective of a favourable change in our economic outlook, partially offset by model parameter updates. Provision for credit losses on impaired loans was up $107 million, mainly attributable to Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.

Making a difference in our Communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

●

We joined more than 45,000 Canadians, including nearly 10,000 team members, in support of the Canadian Cancer Society CIBC Run for the Cure. In total, more than $13 million was raised to help advance breast cancer research, education and support programs – including over $2 million by Team CIBC.

●

In response to numerous domestic and international disasters, we provided timely donations to support communities with their recovery efforts. CIBC donated more than $450,000 to community organizations in response to Hurricane Ian, Hurricane Fiona, flooding in Pakistan, and the tragedy in James Smith Cree Nation.

●

CIBC Foundation announced a new Social Impact Alliance launched together with Microsoft Canada, which will focus on closing the digital skills gap by providing new education and employment opportunities in the technology sector, and ensuring equal access for all communities across the country. To support this goal, CIBC Foundation and Microsoft will be working with NPower Canada and March of Dimes Canada to accelerate skills training and development, as well as to create access to careers in technology.

In the first year of its operation, CIBC Foundation disbursed $3.5 million of new, incremental and impactful funding to 68 charitable organizations in Canada.

CIBC Fourth Quarter 2022 News Release	3

Fourth quarter financial highlights

				As at or for the three months ended				As at or for the twelve months ended
	Unaudited	2022 Oct. 31		2022 Jul. 31		2021 Oct. 31		2022 Oct. 31		2021 Oct. 31
	Financial results ($ millions)
	Net interest income	$3,185		$3,236		$2,980		$12,641		$11,459
	Non-interest income	2,203		2,335		2,084		9,192		8,556
	Total revenue	5,388		5,571		5,064		21,833		20,015
	Provision for credit losses	436		243		78		1,057		158
	Non-interest expenses	3,483		3,183		3,135		12,803		11,535
	Income before income taxes	1,469		2,145		1,851		7,973		8,322
	Income taxes	284		479		411		1,730		1,876
	Net income	$1,185		$1,666		$1,440		$6,243		$6,446
	Net income attributable to non-controlling interests	7		6		4		23		17
	Preferred shareholders and other equity instrument holders	37		46		47		171		158
	Common shareholders	1,141		1,614		1,389		6,049		6,271
	Net income attributable to equity shareholders	$1,178		$1,660		$1,436		$6,220		$6,429
	Financial measures
	Reported efficiency ratio (1)	64.6%		57.1%		61.9%		58.6%		57.6%
	Reported operating leverage (1)	(4.7	) %	1.1%		1.7%		(1.9	) %	5.3%
	Loan loss ratio (2)	0.16%		0.12%		0.10%		0.14%		0.16%
	Reported return on common shareholders’ equity (1)(3)	10.1%		14.6%		13.4%		14.0%		16.1%
	Net interest margin (1)	1.33%		1.43%		1.41%		1.40%		1.42%
	Net interest margin on average interest-earning assets (1)(4)	1.51%		1.61%		1.58%		1.58%		1.59%
	Return on average assets (1)(4)	0.50%		0.73%		0.68%		0.69%		0.80%
	Return on average interest-earning assets (1)(4)	0.56%		0.83%		0.77%		0.78%		0.89%
	Reported effective tax rate	19.3%		22.3%		22.2%		21.7%		22.5%
Common share information
Per share ($) (5)	- basic earnings	$1.26		$1.79		$1.54		$6.70		$6.98
	- reported diluted earnings	1.26		1.78		1.54		6.68		6.96
	- dividends	0.830		0.830		0.730		3.270		2.920
	- book value (6)	49.95		48.97		45.83		49.95		45.83
Closing share price ($) (5)		61.87		64.78		75.09		61.87		75.09
Shares outstanding (thousands) (5)	- weighted-average basic	905,120		903,742		900,937		903,312		897,906
	- weighted-average diluted	906,533		905,618		904,055		905,684		900,365
	- end of period	906,040		904,691		901,656		906,040		901,656
Market capitalization ($ millions)		$56,057		$58,606		$67,701		$56,057		$67,701
	Value measures
	Total shareholder return	(3.17	) %	(7.57	) %	4.55%		(13.56	) %	58.03%
	Dividend yield (based on closing share price)	5.3%		5.1%		3.9%		5.3%		3.9%
	Reported dividend payout ratio (1)	65.9%		46.4%		47.3%		48.8%		41.8%
	Market value to book value ratio	1.24		1.32		1.64		1.24		1.64
	Selected financial measures – adjusted (7)
	Adjusted efficiency ratio (8)	60.9%		55.2%		57.8%		56.4%		55.4%
	Adjusted operating leverage (8)	(5.8	) %	(0.3	) %	(2.8	) %	(1.9	) %	0.7%
	Adjusted return on common shareholders’ equity (3)	11.2%		15.1%		14.7%		14.7%		16.7%
	Adjusted effective tax rate	20.1%		22.4%		22.5%		21.9%		22.7%
	Adjusted diluted earnings per share (5)	$1.39		$1.85		$1.68		$7.05		$7.23
	Adjusted dividend payout ratio	59.5%		44.8%		43.2%		46.3%		40.3%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$239,740		$222,183		$218,398		$239,740		$218,398
	Loans and acceptances, net of allowance for credit losses	528,657		516,595		462,879		528,657		462,879
	Total assets	943,597		896,790		837,683		943,597		837,683
	Deposits	697,572		678,457		621,158		697,572		621,158
	Common shareholders’ equity (1)	45,258		44,304		41,323		45,258		41,323
	Average assets (4)	947,830		899,963		835,931		900,213		809,621
	Average interest-earning assets (1)(4)	834,639		796,592		747,009		799,224		721,686
	Average common shareholders’ equity (1)(4)	44,770		43,875		40,984		43,354		38,881
	Assets under administration (AUA) (1)(9)(10)	2,854,828		2,851,405		2,963,221		2,854,828		2,963,221
	Assets under management (AUM) (1)(10)	291,513		298,122		316,834		291,513		316,834
	Balance sheet quality and liquidity measures (11)
	Risk-weighted assets (RWA) ($ millions)	$315,634		$303,743		$272,814		$315,634		$272,814
	CET1 ratio (12)	11.7%		11.8%		12.4%		11.7%		12.4%
	Tier 1 capital ratio (12)	13.3%		13.2%		14.1%		13.3%		14.1%
	Total capital ratio (12)	15.3%		15.3%		16.2%		15.3%		16.2%
	Leverage ratio	4.4%		4.3%		4.7%		4.4%		4.7%
	Liquidity coverage ratio (LCR) (13)	129%		123%		127%		n/a		n/a
	Net stable funding ratio (NSFR)	118%		117%		118%		118%		118%
	Other information
	Full-time equivalent employees	50,427		49,505		45,282		50,427		45,282
(1)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2022 Annual Report, available on SEDAR at www.sedar.com.

(2)	The ratio is calculated as the provision for (reversal of) credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Annualized.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(6)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(7)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(8)	Calculated on a taxable equivalent basis (TEB).
(9)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,258.1 billion (July 31, 2022: $2,241.6 billion; October 31, 2021: $2,341.1 billion).

(10)	AUM amounts are included in the amounts reported under AUA.
(11)

RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2022 Annual Report available on SEDAR at www.sedar.com.

(12)	Ratios reflect the expected credit loss transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.
(13)	Average for the three months ended for each respective period.
n/a	Not applicable.

CIBC Fourth Quarter 2022 News Release	4

Review of Canadian Personal and Business Banking fourth quarter results

$ millions, for the three months ended	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31
Revenue	$2,262	$2,321	$2,128
Provision for (reversal of) credit losses
Impaired	158	136	87
Performing	147	64	77
Total provision for credit losses	305	200	164
Non-interest expenses	1,313	1,313	1,152
Income before income taxes	644	808	812
Income taxes	173	213	215
Net income	$471	$595	$597
Net income attributable to:
Equity shareholders	$471	$595	$597
Total revenue
Net interest income	$1,720	$1,767	$1,542
Non-interest income (1)	542	554	586
	$2,262	$2,321	$2,128
Net interest margin on average interest-earning assets (2)(3)	2.19%	2.29%	2.17%
Efficiency ratio	58.0%	56.6%	54.1%
Operating leverage	(7.7)%	(4.7)%	(0.4)%
Return on equity (4)	22.1%	28.1%	35.9%
Average allocated common equity (4)	$8,437	$8,387	$6,608
Full-time equivalent employees	13,840	13,576	12,629

Net income for the quarter was $471 million, down $126 million from the fourth quarter of 2021. Adjusted pre-provision, pre-tax earnings(4) were $968 million, down $20 million from the fourth quarter of 2021, due to higher expenses partially offset by higher revenue.

Revenue of $2,262 million was up $134 million from the fourth quarter of 2021, primarily due to higher net interest income, mainly from volume growth in deposits and assets, including from the acquisition of the Canadian Costco credit card portfolio, partially offset by lower non-interest income.

Net interest margin on average interest-earning assets was up 2 basis points mainly due to higher deposit margins and the impact of the Costco credit card portfolio, partially offset by lower loan margins.

Provision for credit losses of $305 million was up $141 million from the fourth quarter of 2021, due to a higher provision for credit losses on performing loans reflective of an unfavourable change in our economic outlook, and a higher provision for credit losses on impaired loans related to higher write-offs and increased provisions reflective of higher impaired balances.

Non-interest expenses of $1,313 million were up $161 million from the fourth quarter of 2021 due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.

(1)   Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.

(2)   Average balances are calculated as a weighted average of daily closing balances.

(3)   Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2022 Annual Report, available on SEDAR at www.sedar.com.

(4)   This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2022 News Release	5

Review of Canadian Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31
Revenue
Commercial banking	$601	$604	$489
Wealth management	715	734	751
Total revenue	1,316	1,338	1,240
Provision for (reversal of) credit losses
Impaired	14	9	6
Performing	7	1	(11)
Total provision for (reversal of) credit losses	21	10	(5)
Non-interest expenses	658	670	646
Income before income taxes	637	658	599
Income taxes	168	174	157
Net income	$469	$484	$442
Net income attributable to:
Equity shareholders	$469	$484	$442
Total revenue
Net interest income	$452	$442	$352
Non-interest income (1)	864	896	888
	$1,316	$1,338	$1,240
Net interest margin on average interest-earning assets (2)(3)	3.38%	3.40%	3.28%
Efficiency ratio	50.0%	50.1%	52.0%
Operating leverage	4.1%	2.4%	1.1%
Return on equity (4)	21.6%	22.8%	24.9%
Average allocated common equity (4)	$8,598	$8,423	$7,039
Full-time equivalent employees	5,711	5,668	5,241

Net income for the quarter was $469 million, up $27 million from the fourth quarter of 2021. Adjusted pre-provision, pre-tax earnings(4) were $658 million, up $64 million from the fourth quarter of 2021, due to higher revenue partially offset by higher expenses.

Revenue of $1,316 million was up $76 million from the fourth quarter of 2021, driven mainly by higher net interest income from volume growth in loans, higher deposit spreads that benefited from the rising interest rate environment, and higher fees in commercial banking. Revenue in wealth management decreased due to market depreciation impacting AUA and AUM and lower commission revenue from decreased client activity, partially offset by the impact of volume growth and favourable rates in private banking.

Net interest margin on average interest-earning assets was up 10 basis points primarily due to higher deposit margins, partially offset by lower loan margins.

The current quarter included a provision for credit losses of $21 million, largely due to an unfavourable change in our economic outlook and a few impaired provisions, compared with a provision reversal of $5 million in the fourth quarter of 2021, mainly due to a favourable change in our economic outlook.

Non-interest expenses of $658 million were up $12 million from the fourth quarter of 2021, primarily due to higher spending on strategic initiatives and higher employee-related compensation.

(1)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2022 Annual Report, available on SEDAR at www.sedar.com.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2022 News Release	6

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in Canadian dollars

$ millions, for the three months ended	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31
Revenue
Commercial banking	$432	$388	$366
Wealth management (1)	221	216	196
Total revenue (2)	653	604	562
Provision for (reversal of) credit losses
Impaired	34	15	8
Performing	66	20	(59)
Total provision for (reversal of) credit losses	100	35	(51)
Non-interest expenses	356	334	296
Income before income taxes	197	235	317
Income taxes	36	42	61
Net income	$161	$193	$256
Net income attributable to:
Equity shareholders	$161	$193	$256
Total revenue (2)
Net interest income	$466	$415	$368
Non-interest income	187	189	194
	$653	$604	$562
Net interest margin on average interest-earning assets (3)(4)	3.49%	3.36%	3.48%
Efficiency ratio	54.5%	55.3%	52.5%
Return on equity (5)	5.8%	7.3%	11.2%
Average allocated common equity (5)	$11,015	$10,534	$9,085
Full-time equivalent employees	2,472	2,395	2,170

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in U.S. dollars
$ millions, for the three months ended	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31
Revenue
Commercial banking	$320	$304	$293
Wealth management (1)	163	169	155
Total revenue (2)	483	473	448
Provision for (reversal of) credit losses
Impaired	25	12	7
Performing	51	16	(47)
Total provision for (reversal of) credit losses	76	28	(40)
Non-interest expenses	264	261	235
Income before income taxes	143	184	253
Income taxes	27	32	49
Net income	$116	$152	$204
Net income attributable to:
Equity shareholders	$116	$152	$204
Total revenue (2)
Net interest income	346	325	293
Non-interest income	137	148	155
	483	473	448
Operating leverage	(4.1)%	(9.3)%	(1.9)%

Net income for the quarter was $161 million (US$116 million), down $95 million (down US$88 million) from the fourth quarter of 2021. Adjusted pre-provision, pre-tax earnings(5) were $314 million (US$232 million), up $32 million (up US$6 million) from the fourth quarter of 2021, due to higher net interest income, partially offset by higher expenses and lower fee income.

Revenue of US$483 million was up US$35 million from the fourth quarter of 2021, primarily due to higher loan and deposit volumes and the impact of rising rates, partially offset by lower asset management fees.

Net interest margin on average interest-earning assets was up 1 basis point primarily due to higher deposit margins, partially offset by lower loan margins and lower repayment fees due to the U.S. Paycheck Protection Program.

The current quarter included a provision for credit losses of US$76 million, largely due to an unfavourable change in our economic outlook, model parameter updates, unfavourable portfolio migration, and higher provisions in impaired loans, attributable to the real estate and construction, and oil and gas sectors. The fourth quarter of 2021 included a provision reversal of credit losses of US$40 million, due to a favourable change in our economic outlook driven by the recovery from the COVID-19 pandemic, and favourable portfolio migration.

Non-interest expenses of US$264 million were up US$29 million from the fourth quarter of 2021, primarily due to higher employee-related compensation and higher expenses related to investments in the business and infrastructure.

(1)	Includes revenue related to the U.S. Paycheck Protection Program.
(2)

Included $2 million (US$1 million) of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, for the quarter ended October 31, 2022 (July 31, 2022: $1 million (US$1 million); October 31, 2021: $3 million (US$3 million)).

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2022 Annual Report, available on SEDAR at www.sedar.com.

(5)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2022 News Release	7

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31
Revenue
Global markets	$463	$512	$420
Corporate and investment banking	440	432	382
Direct financial services	279	255	210
Total revenue (1)	1,182	1,199	1,012
Provision for (reversal of) credit losses
Impaired	(5)	(15)	-
Performing	4	6	(34)
Total provision for (reversal of) credit losses	(1)	(9)	(34)
Non-interest expenses	656	593	528
Income before income taxes	527	615	518
Income taxes (1)	149	168	140
Net income	$378	$447	$378
Net income attributable to:
Equity shareholders	$378	$447	$378
Efficiency ratio	55.4%	49.5%	52.2%
Operating leverage	(7.1)%	(7.2)%	(7.2)%
Return on equity (2)	15.8%	19.3%	19.7%
Average allocated common equity (2)	$9,522	$9,200	$7,632
Full-time equivalent employees	2,384	2,410	2,225

Reported net income for the quarter was $378 million, compared with reported net income of $378 million for the fourth quarter of 2021. Adjusted pre-provision, pre-tax earnings(2) were up $42 million or 9% from the fourth quarter of 2021, due to higher revenue partially offset by higher expenses.

Revenue of $1,182 million was up $170 million from the fourth quarter of 2021. In global markets, revenue increased due to higher foreign exchange and fixed income trading revenue, partially offset by lower equity derivatives trading revenue. In corporate and investment banking, higher corporate banking and advisory revenue was partially offset by lower debt and equity underwriting activity. Direct Financial Services revenue increased due to higher revenue from Simplii Financial.

Provision reversal of credit losses was down $33 million from the fourth quarter of 2021, mainly due to a favourable change in our economic outlook in the same quarter last year.

Non-interest expenses of $656 million were up $128 million from the fourth quarter of 2021, primarily due to higher employee-related compensation and investments made in strategic business initiatives.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31
Revenue
International banking	$220	$189	$180
Other	(245)	(80)	(58)
Total revenue (1)	(25)	109	122
Provision for (reversal of) credit losses
Impaired	18	11	11
Performing	(7)	(4)	(7)
Total provision for credit losses	11	7	4
Non-interest expenses	500	273	513
Loss before income taxes	(536)	(171)	(395)
Income taxes (1)	(242)	(118)	(162)
Net loss	$(294)	$(53)	$(233)
Net income (loss) attributable to:
Non-controlling interests	$7	$6	$4
Equity shareholders	(301)	(59)	(237)
Full-time equivalent employees	26,020	25,456	23,017

Net loss for the quarter was $294 million, compared with a net loss of $233 million for the fourth quarter of 2021. Adjusted pre-provision, pre-tax losses(2) were up $155 million or 65% from the fourth quarter of 2021, due to lower revenue, partially offset by lower expenses.

Revenue was down $147 million from the fourth quarter of 2021, due to lower treasury revenue, partially offset by higher revenue in CIBC FirstCaribbean driven by the impact of foreign exchange translation, higher product margins, volume growth and fees.

Provision for credit losses was up $7 million from the fourth quarter of 2021, mainly due to a higher provision on impaired loans in CIBC FirstCaribbean.

Non-interest expenses of $500 million were down $13 million from the fourth quarter of 2021. Adjusted non-interest expenses(2) of $369 million were up $8 million from the fourth quarter of 2021, primarily due to higher employee termination costs and higher expenses in CIBC FirstCaribbean, partially offset by lower unallocated corporate support costs.

Income tax benefit was up $80 million from the fourth quarter of 2021 primarily due to a higher loss.

(1)

Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended October 31, 2022 (July 31, 2022: $48 million; October 31, 2021: $48 million).

(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2022 News Release	8

Consolidated balance sheet

$ millions, as at October 31	2022	2021

ASSETS

Cash and non-interest-bearing deposits with banks	$31,535	$34,573

Interest-bearing deposits with banks	32,326	22,424

Securities	175,879	161,401

Cash collateral on securities borrowed	15,326	12,368

Securities purchased under resale agreements	69,213	67,572

Loans

Residential mortgages	269,706	251,526

Personal	45,429	41,897

Credit card	16,479	11,134

Business and government	188,542	150,213

Allowance for credit losses	(3,073)	(2,849)

	517,083	451,921

Other

Derivative instruments	43,035	35,912

Customers’ liability under acceptances	11,574	10,958

Property and equipment	3,377	3,286

Goodwill	5,348	4,954

Software and other intangible assets	2,592	2,029

Investments in equity-accounted associates and joint ventures	632	658

Deferred tax assets	480	402

Other assets	35,197	29,225

	102,235	87,424

	$943,597	$837,683
LIABILITIES AND EQUITY
Deposits
Personal	$232,095	$213,932
Business and government	397,188	344,388
Bank	22,523	20,246
Secured borrowings	45,766	42,592
	697,572	621,158
Obligations related to securities sold short	15,284	22,790
Cash collateral on securities lent	4,853	2,463
Obligations related to securities sold under repurchase agreements	77,171	71,880
Other
Derivative instruments	52,340	32,101
Acceptances	11,586	10,961
Deferred tax liabilities	45	38
Other liabilities	28,072	24,923
	92,043	68,023
Subordinated indebtedness	6,292	5,539
Equity
Preferred shares and other equity instruments	4,923	4,325
Common shares	14,726	14,351
Contributed surplus	115	110
Retained earnings	28,823	25,793
Accumulated other comprehensive income (AOCI)	1,594	1,069
Total shareholders’ equity	50,181	45,648
Non-controlling interests	201	182
Total equity	50,382	45,830
	$943,597	$837,683

CIBC Fourth Quarter 2022 News Release	9

Consolidated statement of income

	For the three			For the twelve
	months ended			months ended
$ millions, except as noted	2022 Oct. 31	2022 Jul. 31	2021 Oct. 31	2022 Oct. 31	2021 Oct. 31
Interest income (1)
Loans	$5,806	$4,449	$3,103	$16,874	$12,150
Securities	1,243	884	527	3,422	2,141
Securities borrowed or purchased under resale agreements	669	308	75	1,175	319
Deposits with banks	474	159	32	708	131
	8,192	5,800	3,737	22,179	14,741
Interest expense
Deposits	4,177	2,123	612	7,887	2,651
Securities sold short	121	103	61	380	236
Securities lent or sold under repurchase agreements	564	252	42	943	208
Subordinated indebtedness	84	55	29	203	122
Other	61	31	13	125	65
	5,007	2,564	757	9,538	3,282
Net interest income	3,185	3,236	2,980	12,641	11,459
Non-interest income
Underwriting and advisory fees	143	120	151	557	713
Deposit and payment fees	221	222	216	880	797
Credit fees	331	324	295	1,286	1,152
Card fees	102	98	125	437	460
Investment management and custodial fees	428	435	441	1,760	1,621
Mutual fund fees	418	430	469	1,776	1,772
Insurance fees, net of claims	80	94	87	351	358
Commissions on securities transactions	79	87	101	378	426
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	309	318	82	1,172	607
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(6)	6	22	35	90
Foreign exchange other than trading	25	76	50	242	276
Income from equity-accounted associates and joint ventures	9	11	11	47	55
Other	64	114	34	271	229
	2,203	2,335	2,084	9,192	8,556
Total revenue	5,388	5,571	5,064	21,833	20,015
Provision for credit losses	436	243	78	1,057	158
Non-interest expenses
Employee compensation and benefits	1,897	1,767	1,669	7,157	6,450
Occupancy costs	253	192	327	853	916
Computer, software and office equipment	598	606	552	2,297	2,030
Communications	89	90	76	352	318
Advertising and business development	101	90	87	334	237
Professional fees	82	76	95	313	277
Business and capital taxes	33	30	28	123	111
Other	430	332	301	1,374	1,196
	3,483	3,183	3,135	12,803	11,535
Income before income taxes	1,469	2,145	1,851	7,973	8,322
Income taxes	284	479	411	1,730	1,876
Net income	$1,185	$1,666	$1,440	$6,243	$6,446
Net income attributable to non-controlling interests	$7	$6	$4	$23	$17
Preferred shareholders and other equity instrument holders	$37	$46	$47	$171	$158
Common shareholders	1,141	1,614	1,389	6,049	6,271
Net income attributable to equity shareholders	$1,178	$1,660	$1,436	$6,220	$6,429
Earnings per share (in dollars) (2)
Basic	$1.26	$1.79	$1.54	$6.70	$6.98
Diluted	1.26	1.78	1.54	6.68	6.96
Dividends per common share (in dollars) (2)	0.83	0.83	0.73	3.27	2.92
(1)	Interest income included $7.6 billion for the quarter ended October 31, 2022 (July 31, 2022: $5.2 billion; October 31, 2021: $3.4 billion) calculated based on the effective interest rate method.
(2)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

CIBC Fourth Quarter 2022 News Release	10

Consolidated statement of comprehensive income

	For the three			For the twelve
	months ended			months ended
	2022	2022	2021	2022	2021
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Net income	$1,185	$1,666	$1,440	$6,243	$6,446
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	2,691	(136)	(301)	4,043	(2,610)
Net gains (losses) on hedges of investments in foreign operations	(1,510)	81	172	(2,290)	1,495
	1,181	(55)	(129)	1,753	(1,115)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(107)	(104)	(33)	(784)	(50)
Net (gains) losses reclassified to net income	5	(5)	(15)	(25)	(66)
	(102)	(109)	(48)	(809)	(116)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(488)	(121)	(187)	(1,351)	178
Net (gains) losses reclassified to net income	50	248	32	552	(315)
	(438)	127	(155)	(799)	(137)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(198)	(32)	254	198	917
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	40	75	17	262	12
Net gains (losses) on equity securities designated at FVOCI	(5)	(84)	30	(35)	100
	(163)	(41)	301	425	1,029

Total OCI (1)	478	(78)	(31)	570	(339)
Comprehensive income	$1,663	$1,588	$1,409	$6,813	$6,107
Comprehensive income attributable to non-controlling interests	$7	$6	$4	$23	$17
Preferred shareholders and other equity instrument holders	$37	$46	$47	$171	$158
Common shareholders	1,619	1,536	1,358	6,619	5,932
Comprehensive income attributable to equity shareholders	$1,656	$1,582	$1,405	$6,790	$6,090

(1) Includes $48 million of losses for the quarter ended October 31, 2022 (July 31, 2022: $43 million of losses; October 31, 2021: $9 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three			For the twelve
	months ended			months ended
	2022	2022	2021	2022	2021
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(91)	$5	$11	$(136)	$45
Net gains (losses) on hedges of investments in foreign operations	82	(5)	(10)	131	(53)
	(9)	-	1	(5)	(8)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	15	12	5	160	(11)
Net (gains) losses reclassified to net income	(2)	2	5	9	23
	13	14	10	169	12
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	174	43	66	482	(64)
Net (gains) losses reclassified to net income	(18)	(88)	(11)	(197)	112
	156	(45)	55	285	48
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	44	12	(74)	(97)	(311)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(14)	(27)	(6)	(93)	(4)
Net gains (losses) on equity securities designated at FVOCI	2	28	(10)	9	(34)
	32	13	(90)	(181)	(349)

	$192	$(18)	$(24)	$268	$(297)

CIBC Fourth Quarter 2022 News Release	11

Consolidated statement of changes in equity

	For the three			For the twelve
	months ended			months ended
	2022	2022	2021	2022	2021
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,325	$4,325	$3,575	$4,325	$3,575
Issue of preferred shares and limited recourse capital notes	600	800	750	1,400	750
Redemption of preferred shares	-	(800)	-	(800)	-
Treasury shares	(2)	-	-	(2)	-
Balance at end of period	$4,923	$4,325	$4,325	$4,923	$4,325
Common shares
Balance at beginning of period	$14,643	$14,545	$14,252	$14,351	$13,908
Issue of common shares	81	95	99	401	458
Purchase of common shares for cancellation	-	-	-	(29)	-
Treasury shares	2	3	-	3	(15)
Balance at end of period	$14,726	$14,643	$14,351	$14,726	$14,351
Contributed surplus
Balance at beginning of period	$107	$115	$117	$110	$117
Compensation expense arising from equity-settled share-based awards	9	3	2	24	19
Exercise of stock options and settlement of other equity-settled share-based awards	(1)	(11)	(14)	(20)	(43)
Other	-	-	5	1	17
Balance at end of period	$115	$107	$110	$115	$110
Retained earnings
Balance at beginning of period	$28,439	$27,567	$25,055	$25,793	$22,119
Net income attributable to equity shareholders	1,178	1,660	1,436	6,220	6,429
Dividends and distributions
Preferred and other equity instruments	(37)	(46)	(47)	(171)	(158)
Common	(752)	(750)	(657)	(2,954)	(2,622)
Premium on purchase of common shares for cancellation	-	-	-	(105)	-
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	(1)	9	9	45	27
Other	(4)	(1)	(3)	(5)	(2)
Balance at end of period	$28,823	$28,439	$25,793	$28,823	$25,793
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$630	$685	$187	$58	$1,173
Net change in foreign currency translation adjustments	1,181	(55)	(129)	1,753	(1,115)
Balance at end of period	$1,811	$630	$58	$1,811	$58
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(514)	$(405)	$241	$193	$309
Net change in securities measured at FVOCI	(102)	(109)	(48)	(809)	(116)
Balance at end of period	$(616)	$(514)	$193	$(616)	$193
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(224)	$(351)	$292	$137	$274
Net change in cash flow hedges	(438)	127	(155)	(799)	(137)
Balance at end of period	$(662)	$(224)	$137	$(662)	$137
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$1,030	$1,062	$380	$634	$(283)
Net change in post-employment defined benefit plans	(198)	(32)	254	198	917
Balance at end of period	$832	$1,030	$634	$832	$634
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$194	$119	$(45)	$(28)	$(40)
Net change attributable to changes in credit risk	40	75	17	262	12
Balance at end of period	$234	$194	$(28)	$234	$(28)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$(1)	$92	$54	$75	$2
Net gains (losses) on equity securities designated at FVOCI	(5)	(84)	30	(35)	100
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	1	(9)	(9)	(45)	(27)
Balance at end of period	$(5)	$(1)	$75	$(5)	$75
Total AOCI, net of income tax	$1,594	$1,115	$1,069	$1,594	$1,069
Non-controlling interests
Balance at beginning of period	$195	$193	$177	$182	$181
Net income attributable to non-controlling interests	7	6	4	23	17
Dividends	(2)	(2)	(6)	(8)	(9)
Other	1	(2)	7	4	(7)
Balance at end of period	$201	$195	$182	$201	$182
Equity at end of period	$50,382	$48,824	$45,830	$50,382	$45,830

CIBC Fourth Quarter 2022 News Release	12

Consolidated statement of cash flows

	For the three			For the twelve
	months ended			months ended
	2022	2022	2021	2022	2021
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Cash flows provided by (used in) operating activities
Net income	$1,185	$1,666	$1,440	$6,243	$6,446
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	436	243	78	1,057	158
Amortization and impairment (1)	278	260	287	1,047	1,017
Stock options and restricted shares expense	9	3	2	24	19
Deferred income taxes	(118)	(31)	(11)	(46)	(41)
Losses (gains) from debt securities measured at FVOCI and amortized cost	6	(6)	(22)	(35)	(90)
Net losses (gains) on disposal of land, buildings and equipment	3	(9)	-	(6)	-
Other non-cash items, net	(786)	(278)	470	(1,126)	927
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(12,942)	7,868	(2,362)	(9,902)	(3,437)
Loans, net of repayments	(13,188)	(14,320)	(14,462)	(65,000)	(46,883)
Deposits, net of withdrawals	20,188	9,169	18,948	74,511	47,521
Obligations related to securities sold short	(4,895)	1,209	975	(7,506)	6,827
Accrued interest receivable	(532)	(188)	(170)	(959)	46
Accrued interest payable	839	222	114	1,228	(419)
Derivative assets	(6,740)	10,382	(1,546)	(7,073)	(3,172)
Derivative liabilities	12,991	(5,515)	2,797	20,622	1,582
Securities measured at FVTPL	3,718	(3,061)	(191)	4,949	(9,552)
Other assets and liabilities measured/designated at FVTPL	2,173	3,438	6,081	9,404	7,277
Current income taxes	171	69	37	(809)	543
Cash collateral on securities lent	1,554	205	(1,148)	2,390	639
Obligations related to securities sold under repurchase agreements	13,233	(3,131)	1,533	3,680	(2,248)
Cash collateral on securities borrowed	(49)	(654)	928	(2,958)	(3,821)
Securities purchased under resale agreements	(9,078)	4,154	(4,662)	(1,641)	(1,977)
Other, net	409	(3,747)	(812)	(5,379)	(4,694)
	8,865	7,948	8,304	22,715	(3,332)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	1,000	1,000
Redemption/repurchase/maturity of subordinated indebtedness	(2)	-	-	(2)	(1,008)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	597	798	748	1,395	748
Redemption of preferred shares	-	(800)	-	(800)	-
Issue of common shares for cash	40	44	51	228	284
Purchase of common shares for cancellation	-	-	-	(134)	-
Net sale (purchase) of treasury shares	-	3	-	1	(15)
Dividends and distributions paid	(750)	(755)	(670)	(2,972)	(2,649)
Repayment of lease liabilities	(86)	(81)	(82)	(326)	(305)
	(201)	(791)	47	(1,610)	(1,945)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(16,689)	(13,782)	(15,249)	(70,954)	(49,896)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	6,298	4,679	5,748	23,183	23,917
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	7,555	7,410	5,780	27,574	23,312
Acquisition of Canadian Costco credit card portfolio	(7)	-	-	(3,085)	-
Net sale (purchase) of property, equipment, software and other intangible assets	(392)	(272)	(270)	(1,109)	(839)
	(3,235)	(1,965)	(3,991)	(24,391)	(3,506)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	156	(10)	(21)	248	(175)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	5,585	5,182	4,339	(3,038)	(8,958)
Cash and non-interest-bearing deposits with banks at beginning of period	25,950	20,768	30,234	34,573	43,531
Cash and non-interest-bearing deposits with banks at end of period (2)	$31,535	$25,950	$34,573	$31,535	$34,573
Cash interest paid	$4,168	$2,342	$643	$8,310	$3,701
Cash interest received	7,368	5,349	3,363	20,120	13,890
Cash dividends received	292	263	204	1,100	897
Cash income taxes paid	231	441	385	2,585	1,374
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $493 million (July 31, 2022: $482 million; October 31, 2021: $446 million) and interest-bearing demand deposits with Bank of Canada.

CIBC Fourth Quarter 2022 News Release	13

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our 2022 Annual Report available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$ 2,262	$ 1,316	$ 653	$ 1,182	$ (25)	$ 5,388	$ 483

Provision for (reversal of) credit losses	305	21	100	(1)	11	436	76

Non-interest expenses	1,313	658	356	656	500	3,483	264

Income (loss) before income taxes	644	637	197	527	(536)	1,469	143

Income taxes	173	168	36	149	(242)	284	27

Net income (loss)	471	469	161	378	(294)	1,185	116

Net income attributable to non-controlling interests	-	-	-	-	7	7	-

Net income (loss) attributable to equity shareholders	471	469	161	378	(301)	1,178	116

Diluted EPS ($) (1)						$ 1.26

Impact of items of note (2)

Revenue

Acquisition and integration-related costs as well as purchase accounting adjustments (3)	$ (6)	$ -	$ -	$ -	$ -	$ (6)	$ -

Impact of items of note on revenue	(6)	-	-	-	-	(6)	-

Non-interest expenses

Amortization of acquisition-related intangible assets	(7)	-	(17)	-	(3)	(27)	(13)

Acquisition and integration-related costs as well as purchase accounting adjustments (3)	(18)	-	-	-	-	(18)	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	(37)	(37)	-

Increase in legal provisions	-	-	-	-	(91)	(91)	-

Impact of items of note on non-interest expenses	(25)	-	(17)	-	(131)	(173)	(13)

Total pre-tax impact of items of note on net income	19	-	17	-	131	167	13

Income taxes

Amortization of acquisition-related intangible assets	1	-	5	-	-	6	4

Acquisition and integration-related costs as well as purchase accounting adjustments (3)	4	-	-	-	-	4	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	10	10	-

Increase in legal provisions	-	-	-	-	24	24	-

Impact of items of note on income taxes	5	-	5	-	34	44	4

Total after-tax impact of items of note on net income	$ 14	$ -	$ 12	$ -	$ 97	$ 123	$ 9

Impact of items of note on diluted EPS ($) (1)						$ 0.13

Operating results – adjusted (4)

Total revenue – adjusted (5)	$ 2,256	$ 1,316	$ 653	$ 1,182	$ (25)	$ 5,382	$ 483

Provision for (reversal of) credit losses – adjusted	305	21	100	(1)	11	436	76

Non-interest expenses – adjusted	1,288	658	339	656	369	3,310	251

Income (loss) before income taxes – adjusted	663	637	214	527	(405)	1,636	156

Income taxes – adjusted	178	168	41	149	(208)	328	31

Net income (loss) – adjusted	485	469	173	378	(197)	1,308	125

Net income attributable to non-controlling interests – adjusted	-	-	-	-	7	7	-

Net income (loss) attributable to equity shareholders – adjusted	485	469	173	378	(204)	1,301	125

Adjusted diluted EPS ($) (1)						$ 1.39
(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)

CIBC total results excludes a tax equivalent basis (TEB) adjustment of $51 million (July 31, 2022: $48 million; October 31, 2021: $48 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

CIBC Fourth Quarter 2022 News Release	14

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$2,321	$1,338	$604	$1,199	$109	$5,571	$473

Provision for (reversal of) credit losses	200	10	35	(9)	7	243	28

Non-interest expenses	1,313	670	334	593	273	3,183	261

Income (loss) before income taxes	808	658	235	615	(171)	2,145	184

Income taxes	213	174	42	168	(118)	479	32

Net income (loss)	595	484	193	447	(53)	1,666	152

Net income attributable to non-controlling interests	-	-	-	-	6	6	-

Net income (loss) attributable to equity shareholders	595	484	193	447	(59)	1,660	152

Diluted EPS ($) (1)						$1.78

Impact of items of note (2)

Revenue

Acquisition and integration-related costs as well as purchase accounting adjustments (3)	$(6)	$-	$-	$-	$-	$(6)	$-

Impact of items of note on revenue	(6)	-	-	-	-	(6)	-

Non-interest expenses

Amortization of acquisition-related intangible assets	(7)	-	(17)	-	(3)	(27)	(13)

Acquisition and integration-related costs as well as purchase accounting adjustments (3)	(56)	-	-	-	-	(56)	-

Impact of items of note on non-interest expenses	(63)	-	(17)	-	(3)	(83)	(13)

Total pre-tax impact of items of note on net income	57	-	17	-	3	77	13

Income taxes

Amortization of acquisition-related intangible assets	3	-	4	-	-	7	3

Acquisition and integration-related costs as well as purchase accounting adjustments (3)	12	-	-	-	-	12	-

Impact of items of note on income taxes	15	-	4	-	-	19	3

Total after-tax impact of items of note on net income	$42	$-	$13	$-	$3	$58	$10

Impact of items of note on diluted EPS ($) (1)						$0.07

Operating results – adjusted (4)

Total revenue – adjusted (5)	$2,315	$1,338	$604	$1,199	$109	$5,565	$473

Provision for (reversal of) credit losses – adjusted	200	10	35	(9)	7	243	28

Non-interest expenses – adjusted	1,250	670	317	593	270	3,100	248

Income (loss) before income taxes – adjusted	865	658	252	615	(168)	2,222	197

Income taxes – adjusted	228	174	46	168	(118)	498	35

Net income (loss) – adjusted	637	484	206	447	(50)	1,724	162

Net income attributable to non-controlling interests – adjusted	-	-	-	-	6	6	-

Net income (loss) attributable to equity shareholders – adjusted	637	484	206	447	(56)	1,718	162

Adjusted diluted EPS ($) (1)						$1.85

See previous page for footnote references.

CIBC Fourth Quarter 2022 News Release	15

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$2,128	$1,240	$562	$1,012	$122	$5,064	$448

Provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78	(40)

Non-interest expenses	1,152	646	296	528	513	3,135	235

Income (loss) before income taxes	812	599	317	518	(395)	1,851	253

Income taxes	215	157	61	140	(162)	411	49

Net income (loss)	597	442	256	378	(233)	1,440	204

Net income attributable to non-controlling interests	-	-	-	-	4	4	-

Net income (loss) attributable to equity shareholders	597	442	256	378	(237)	1,436	204

Diluted EPS ($) (1)						$1.54

Impact of items of note (2)

Non-interest expenses

Amortization of acquisition-related intangible assets	$-	$-	$(16)	$-	$(3)	$(19)	$(13)

Acquisition and integration-related costs (3)	(12)	-	-	-	-	(12)	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	(109)	(109)	-

Increase in legal provisions	-	-	-	-	(40)	(40)	-

Impact of items of note on non-interest expenses	(12)	-	(16)	-	(152)	(180)	(13)

Total pre-tax impact of items of note on net income	12	-	16	-	152	180	13

Income taxes

Amortization of acquisition-related intangible assets	-	-	4	-	-	4	3

Acquisition and integration-related costs (3)	3	-	-	-	-	3	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	29	29	-

Increase in legal provisions	-	-	-	-	11	11	-

Impact of items of note on income taxes	3	-	4	-	40	47	3

Total after-tax impact of items of note on net income	$9	$-	$12	$-	$112	$133	$10

Impact of items of note on diluted EPS ($) (1)						$0.14

Operating results – adjusted (4)

Total revenue – adjusted (5)	$2,128	$1,240	$562	$1,012	$122	$5,064	$448

Provision for (reversal of) credit losses – adjusted	164	(5)	(51)	(34)	4	78	(40)

Non-interest expenses – adjusted	1,140	646	280	528	361	2,955	222

Income (loss) before income taxes – adjusted	824	599	333	518	(243)	2,031	266

Income taxes – adjusted	218	157	65	140	(122)	458	52

Net income (loss) – adjusted	606	442	268	378	(121)	1,573	214

Net income attributable to non-controlling interests – adjusted	-	-	-	-	4	4	-

Net income (loss) attributable to equity shareholders – adjusted	606	442	268	378	(125)	1,569	214

Adjusted diluted EPS ($) (1)						$1.68

See previous pages for footnote references.

CIBC Fourth Quarter 2022 News Release	16

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the twelve months ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)

Operating results – reported

Total revenue	$8,909	$5,254	$2,457	$5,001	$212	$21,833	$1,902

Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169

Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803	1,028

Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973	705

Income taxes	809	680	151	718	(628)	1,730	117

Net income (loss)	2,249	1,895	760	1,908	(569)	6,243	588

Net income attributable to non-controlling interests	-	-	-	-	23	23	-

Net income (loss) attributable to equity shareholders	2,249	1,895	760	1,908	(592)	6,220	588

Diluted EPS ($) (1)						$6.68

Impact of items of note (2)

Revenue

Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(16)	$-	$-	$-	$-	$(16)	$-

Impact of items of note on revenue	(16)	-	-	-	-	(16)	-

Provision for (reversal of) credit losses

Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(94)	-	-	-	-	(94)	-

Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-

Non-interest expenses

Amortization of acquisition-related intangible assets	(18)	$-	(68)	-	(12)	(98)	(53)

Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(103)	-	-	-	-	(103)	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	(37)	(37)	-

Increase in legal provisions	-	-	-	-	(136)	(136)	-

Impact of items of note on non-interest expenses	(121)	-	(68)	-	(185)	(374)	(53)

Total pre-tax impact of items of note on net income	199	-	68	-	185	452	53

Income taxes

Amortization of acquisition-related intangible assets	4	-	18	-	1	23	14

Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	48	-	-	-	-	48	-

Charge related to the consolidation of our real estate portfolio	-	-	-	-	10	10	-

Increase in legal provisions	-	-	-	-	36	36	-

Impact of items of note on income taxes	52	-	18	-	47	117	14

Total after-tax impact of items of note on net income	$147	$-	$50	$-	$138	$335	$39

Impact of items of note on diluted EPS ($) (1)						$0.37

Operating results – adjusted (4)

Total revenue – adjusted (5)	$8,893	$5,254	$2,457	$5,001	$212	$21,817	$1,902

Provision for (reversal of) credit losses – adjusted	782	23	218	(62)	2	963	169

Non-interest expenses – adjusted	4,854	2,656	1,260	2,437	1,222	12,429	975

Income (loss) before income taxes – adjusted	3,257	2,575	979	2,626	(1,012)	8,425	758

Income taxes – adjusted	861	680	169	718	(581)	1,847	131

Net income (loss) – adjusted	2,396	1,895	810	1,908	(431)	6,578	627

Net income attributable to non-controlling interests – adjusted	-	-	-	-	23	23	-

Net income (loss) attributable to equity shareholders – adjusted	2,396	1,895	810	1,908	(454)	6,555	627

Adjusted diluted EPS ($) (1)						$7.05

See previous pages for footnote references.

CIBC Fourth Quarter 2022 News Release	17

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the twelve months ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,150	$4,670	$2,194	$4,520	$481	$20,015	$1,748
Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535	893
Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322	916
Income taxes	892	601	222	646	(485)	1,876	177
Net income (loss)	2,494	1,665	926	1,857	(496)	6,446	739
Net income attributable to non-controlling interests	-	-	-	-	17	17	-
Net income (loss) attributable to equity shareholders	2,494	1,665	926	1,857	(513)	6,429	739
Diluted EPS ($) (1)						$6.96
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(68)	$-	$(11)	$(79)	$(54)
Acquisition and integration-related costs (3)	(12)	-	-	-	-	(12)	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	(109)	(109)	-
Increase in legal provisions	-	-	-	-	(125)	(125)	-
Impact of items of note on non-interest expenses	(12)	-	(68)	-	(245)	(325)	(54)
Total pre-tax impact of items of note on net income	12	-	68	-	245	325	54
Income taxes
Amortization of acquisition-related intangible assets	-	-	18	-	1	19	14
Acquisition and integration-related costs (3)	3	-	-	-	-	3	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	29	29	-
Increase in legal provisions	-	-	-	-	33	33	-
Impact of items of note on income taxes	3	-	18	-	63	84	14
Total after-tax impact of items of note on net income	$9	$-	$50	$-	$182	$241	$40
Impact of items of note on diluted EPS ($) (1)						$0.27
Operating results – adjusted (4)
Total revenue – adjusted (5)	$8,150	$4,670	$2,194	$4,520	$481	$20,015	$1,748
Provision for (reversal of) credit losses – adjusted	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses – adjusted	4,402	2,443	1,053	2,117	1,195	11,210	839
Income (loss) before income taxes – adjusted	3,398	2,266	1,216	2,503	(736)	8,647	970
Income taxes – adjusted	895	601	240	646	(422)	1,960	191
Net income (loss) – adjusted	2,503	1,665	976	1,857	(314)	6,687	779
Net income attributable to non-controlling interests – adjusted	-	-	-	-	17	17	-
Net income (loss) attributable to equity shareholders – adjusted	2,503	1,665	976	1,857	(331)	6,670	779
Adjusted diluted EPS ($) (1)						$7.23

See previous pages for footnote references.

CIBC Fourth Quarter 2022 News Release	18

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

								U.S.
			Canadian	U.S.				Commercial
		Canadian	Commercial	Commercial				Banking
		Personal	Banking	Banking				and Wealth
		and Business	and Wealth	and Wealth	Capital	Corporate	CIBC	Management
$ millions, for the three months ended		Banking	Management	Management	Markets	and Other	Total	(US$ millions)
2022	Net income (loss)	$471	$469	$161	$378	$(294)	$1,185	$116
Oct. 31	Add: provision for (reversal of) credit losses	305	21	100	(1)	11	436	76
	Add: income taxes	173	168	36	149	(242)	284	27
	Pre-provision (reversal), pre-tax earnings (losses) (1)	949	658	297	526	(525)	1,905	219
	Pre-tax impact of items of note (2)	19	-	17	-	131	167	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$968	$658	$314	$526	$(394)	$2,072	$232
2022	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666	$152
Jul. 31	Add: provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
	Add: income taxes	213	174	42	168	(118)	479	32
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,008	668	270	606	(164)	2,388	212
	Pre-tax impact of items of note (2)	57	-	17	-	3	77	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,065	$668	$287	$606	$(161)	$2,465	$225
2021	Net income (loss)	$597	$442	$256	$378	$(233)	$1,440	$204
Oct. 31	Add: provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78	(40)
	Add: income taxes	215	157	61	140	(162)	411	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	976	594	266	484	(391)	1,929	213
	Pre-tax impact of items of note (2)	12	-	16	-	152	180	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$988	$594	$282	$484	$(239)	$2,109	$226

$ millions, for the twelve months ended
2022	Net income (loss)	$2,249	$1,895	$760	$1,908	$(569)	$6,243	$588
Oct. 31	Add: provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
	Add: income taxes	809	680	151	718	(628)	1,730	117
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,934	2,598	1,129	2,564	(1,195)	9,030	874
	Pre-tax impact of items of note (2)(4)	105	-	68	-	185	358	53
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,039	$2,598	$1,197	$2,564	$(1,010)	$9,388	$927
2021	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446	$739
Oct. 31	Add: provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
	Add: income taxes	892	601	222	646	(485)	1,876	177
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,736	2,227	1,073	2,403	(959)	8,480	855
	Pre-tax impact of items of note (2)	12	-	68	-	245	325	54
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,748	$2,227	$1,141	$2,403	$(714)	$8,805	$909

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

CIBC Fourth Quarter 2022 News Release	19

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1028175#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

Details of CIBC’s 2022 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2796615#) and French (514-861-2272 or 1-800-408-3053, passcode 7602633#) until 11:59 p.m. (ET) January 1, 2023. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2022 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2023” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2023” section of our 2022 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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